CONSOLIDATED FINANCIAL STATEMENTS

THREE AND TWELVE MONTHS ENDED SEPTEMBER 30, 2008

(Expressed in thousands of Canadian Dollars)
(Unaudited)

These financial statements have not been reviewed by the Company's auditors

TASEKO MINES LIMITED
Consolidated Balance Sheets
(Expressed in thousands of Canadian Dollars)

	September 30	September 30
	2008	2007
	(unaudited) (note 1)
ASSETS

Current assets
Cash and equivalents	$20,282	$37,636
Marketable securities and investments (note 5)	7,597	18,542
Accounts receivable	6,747	12,021
Advances to a related party (note 8)	–	807
Inventory (note 6)	31,116	18,058
Prepaid expenses	504	1,069
Advances for equipment	11,645	–
Current portion of promissory note	2,359	2,086
	80,250	90,219

Restricted cash	4,400	4,400
Advances for equipment	19,426	–
Reclamation deposits	35,541	33,396
Promissory note	73,610	72,350
Property, plant and equipment (note 7)	298,967	176,898
	$512,194	$377,263

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities
Accounts payable and accrued liabilities	$51,299	$30,435
Advances from a related party (note 8)	518	–
Current portion of lease liability (note 9)	3,639	–
Current portion of deferred revenue	175	175
Current portion of royalty obligation	2,359	2,086
Income taxes payable	306	6,573
Current portion of future income taxes	7,367	5,320
	65,663	44,589

Income taxes	26,212	24,645
Royalty obligation	61,647	63,330
Deferred revenue	875	1,050
Convertible debt (note 10)	30,305	41,008
Capital leases (note 9)	13,896	–
Site closure and reclamation costs (note 11)	15,147	17,441
Future income taxes	28,374	21,540
	242,119	213,603

Shareholders' equity
Share capital	279,715	205,040
Equity component of convertible debt (note 10)	3,832	13,655
Tracking preferred shares	26,642	26,642
Contributed surplus	13,507	8,633
Accumulated other comprehensive income	(4,126)	2,338
Deficit	(49,495)	(92,648)
	270,075	163,660

	$512,194	$377,263

See accompanying notes to consolidated financial statements.

Approved by the Board of Directors

/s/ Russell E. Hallbauer	/s/ Ronald W. Thiessen
Russell E. Hallbauer	Ronald W. Thiessen
Director	Director

TASEKO MINES LIMITED
Consolidated Statements of Operations and Comprehensive Income
(Unaudited - Expressed in thousands of Canadian Dollars, except per share amounts)

	Three months ended September 30		Twelve months ended September 30
	2008	2007	2008	2007

Revenue
Copper	$54,880	$49,178	$200,409	$199,872
Molybdenum	2,735	4,820	20,693	18,554
	57,615	53,998	221,102	218,426
Cost of sales	(50,424)	(22,282)	(147,186)	(109,533)
Depletion, depreciation and amortization	(2,029)	(667)	(5,384)	(3,155)
Operating profit	5,162	31,049	68,532	105,738

Expenses (income)
Accretion of reclamation obligation	326	761	1,268	1,777
Exploration	3,363	2,320	10,776	8,967
Foreign exchange	1,142	756	783	233
Asset retirement obligation change of estimates (note 11)	–	(4,570)	(2,413)	(4,570)
General and administration	2,143	951	8,814	6,501
Loss (gain) on sale of marketable securities	120	–	(1,034)	(1,508)
Loss on equipment disposal	–	–	161	–
Interest and other income	(1,668)	(2,902)	(8,339)	(11,093)
Interest expense	1,115	2,780	4,928	5,947
Interest accretion on convertible debt	488	146	2,455	2,922
Stock-based compensation (recovery)	(85)	1,817	5,388	6,771
Change in fair value of financial instruments	–	617	886	1,925
	6,944	2,676	23,673	17,872

Earnings (loss) before income taxes	(1,782)	28,373	44,859	87,866

Income tax recovery (expense)	–	5,331	6,377	(3,959)
Future income tax recovery (expense)	8,653	(21,059)	(8,083)	(35,645)

Net earnings for the period	$6,871	$12,645	$43,153	$48,262

Other comprehensive income (loss)
Unrealized gain (loss) on available-for-sale reclamation deposit	(22)	342	369	(419)
Unrealized gain (loss) on available-for-sale marketable securities	(1,560)	1,199	(6,838)	4,710
Reclassification of realized gain on sale of marketable securities	(624)	(1,508)	(1,152)	(1,508)
Tax effect	319	(445)	1,157	(445)
Other comprehensive income (loss)	$(1,887)	$(412)	$(6,464)	$2,338

Total comprehensive income	$4,984	$12,233	$36,689	$50,600

See accompanying notes to consolidated financial statements.

Earnings per share
Basic	$0.05	$0.10	$0.31	$0.37
Diluted	0.05	0.09	0.30	0.36

Weighted average number of common shares outstanding
Basic	144,101	129,371	141,202	129,218
Diluted	149,058	143,566	146,160	142,278

TASEKO MINES LIMITED
Consolidated Statements of Cash Flows
(Unaudited - Expressed in thousands of Canadian Dollars)

	Three months ended September 30		Twelve months ended September 30
	2008	2007	2008	2007

Operating activities
Net earnings for the period	$6,871	$12,645	$43,153	$48,262
Items not involving cash
Asset retirement obligation change in estimate	–	(4,570)	(2,413)	(4,570)
Accretion of reclamation obligation	326	761	1,268	1,777
Depreciation, depletion and amortization	2,029	667	5,384	3,155
Interest accretion on convertible debt	488	146	2,455	2,922
Stock-based compensation	(85)	1,817	5,388	6,771
Future income taxes	(8,653)	18,279	8,083	35,645
Unrealized foreign exchange	1,212	(1,312)	1,901	(3,307)
Loss (gain) on sale of marketable securities	120	575	(1,034)	(1,508)
Change in fair value of financial instruments	–	617	886	1,925
Changes in non-cash operating working capital
Accounts receivable	9,794	4,182	5,274	(2,679)
Advances to related parties	51	(833)	1,325	(833)
Inventories	1,528	(5,314)	(13,058)	6,160
Prepaids	2,825	1,572	565	152
Accrued interest income on promissory note	(1,100)	1,730	(1,533)	(1,270)
Accounts payable and accrued liabilities	18,914	9,814	20,864	8,499
Deferred revenue	(44)	(44)	(175)	(19,759)
Accrued interest recovery (expense) on royalty obligation	347	(2,445)	(1,410)	(1,371)
Income taxes	7,347	(4,470)	(2,788)	6,175
Site closure and reclamation expenditures	(159)	(40)	(159)	(167)
Cash provided by operating activities	41,811	33,777	73,976	85,979

Investing activities
Purchase of property, plant and equipment	(30,575)	(34,951)	(105,546)	(127,032)
Purchase of mineral property interest	–	(1,800)	–	(1,800)
Reclamation deposits	–	(20)	(109)	(20)
Accrued interest income on reclamation deposits	(276)	(381)	(1,666)	(1,791)
Restricted cash	–	–	–	(4,400)
Investment in marketable securities	–	(3,094)	(254)	(21,564)
Proceeds from sale of marketable securities	944	(575)	3,360	16,999
Advance payments for equipment	(23,342)	–	(31,071)	–
Cash used for investing activities	(53,249)	(40,821)	(135,286)	(139,608)

Financing activities
Common shares issued for cash, net of issue costs	–	374	47,623	1,857
Capital lease payments	(98)	–	(98)	–
Settlement of convertible debenture (note 10)	(3,569)	–	(3,569)	–
Cash provided by financing activities	(3,667)	374	43,956	1,857

Increase (decrease) in cash and equivalents	(15,105)	(6,670)	(17,354)	(51,772)
Cash and equivalents, beginning of period	35,387	44,306	37,636	89,408
Cash and equivalents, end of period	$20,282	$37,636	$20,282	$37,636

Supplemental Schedule for Non-Cash Investing and Financing Activities
Share issued for the purchase of royalty interest (note 7(a))	$–	$–	$5,520	$-

Shares and units issued for the purchase of mineral property interests	–	–		$3,805
Increase (decrease) in asset retirement costs included in mineral properties,
plant and equipment	93	1,426	$(990)	$1,426
Equipment under capital lease	17,855	–	$17,855	$-
Fair value of stock options transferred to share capital from contributed
surplus on exercise of options	–	615	$514	$1,786
Conversion of convertible debenture (note 10)	$–	$–	$21,318	$-

See accompanying notes to consolidated financial statements.

TASEKO MINES LIMITED
Consolidated Statements of Shareholders' Equity
(Expressed in thousands of Canadian Dollars, except for per share and share amounts)

	Twelve months ended		Year ended
	September 30, 2008		September 30, 2007
	(unaudited)
	Number of shares		Number of shares
Common shares
Balance at beginning of the period	130,580,538	$205,040	128,388,175	$197,592
Share purchase options at $1.15 per share	–	–	409,833	471
Share purchase options at $1.29 per share	–	–	75,000	97
Share purchase options at $2.07 per share	30,000	62	233,300	483
Share purchase options at $2.18 per share	145,500	317	244,000	532
Share purchase options at $2.63 per share	–	–	20,000	53
Share purchase options at $2.68 per share	7,500	20	27,500	74
Share purchase options at $3.07 per share	78,500	241	48,000	147
Share purchase options at $4.09 per share	3,600	15	–	–
Share purchase options at $4.50 per share	5,000	23	–	–
Shares issued for the purchase of mineral property interest	–	–	1,134,730	3,805
Fair value of stock options allocated to shares issued on exercise	–	514	–	1,786
Shares issued for the purchase of royalty interest (note 7(a))	1,000,000	5,220	–	–
Shares issued for debt conversion (note 10)	2,612,971	21,318	–	–
Equity financings at $5.20 per share, net of issue costs (note 12)	9,637,792	46,945	–	–
Balance at end of the period	144,101,401	279,715	130,580,538	205,040

Equity component of convertible debt
Balance at beginning of the period		13,655		13,655
Convertible debenture conversion adjustment (note 10)		(9,823)		–
Balance at end of the period		3,832		13,655

Tracking preferred shares
Balance at beginning and end of the period		26,642		26,642

Contributed surplus
Balance at beginning of the period		8,633		3,648
Stock-based compensation		5,388		6,771
Fair value of stock options allocated to shares issued on exercise		(514)		(1,786)
Balance at end of the period		13,507		8,633

Accumulated other comprehensive income
Balance at beginning of the period		2,338		–
Unrealized gain (loss) on reclamation deposits		369		(419)
Unrealized gain (loss) on available-for-sale marketable securities		(6,838)		4,710
Reclassification of realized gain on sale of marketable securities		(1,152)		(1,508)
Tax effect		1,157		(445)
Balance at end of the period		(4,126)		2,338

Deficit
Balance at beginning of the period		(92,648)		(140,603)
Adjustment to opening deficit		–		(307)
Net earnings for the period		43,153		48,262
Balance at end of the period		(49,495)		(92,648)

TOTAL SHAREHOLDERS' EQUITY		$270,075		$163,660

See accompanying notes to consolidated financial statements.

TASEKO MINES LIMITED
Notes to Consolidated Financial Statements
For the three and twelve months ended September 30, 2008
(Unaudited – Expressed in thousands of Canadian dollars, unless stated otherwise)

1.	BASIS OF PRESENTATION AND PRINCIPLES OF CONSOLIDATION

These interim consolidated financial statements are prepared in accordance with Canadian generally accepted accounting principles. They do not include all the disclosures as required for annual financial statements under generally accepted accounting principles. These interim consolidated financial statements should be read in conjunction with the Company's annual consolidated financial statements for the year ended September 30, 2007, which are available through the internet on SEDAR at www.sedar.com.

In September 2008, the Company’s Board of Directors approved a resolution to change the Company’s year end from September 30, 2008 to December 31, 2008.

Operating results for the three and twelve months period ended September 30, 2008 are not necessarily indicative of the results that may be expected for the full fifteen month fiscal period ending December 31, 2008.

2.	SIGNIFICANT ACCOUNTING POLICIES

These interim consolidated financial statements follow the same accounting policies and methods of application as the Company's most recent audited annual financial statements for the year ended September 30, 2007, except as described in note 3.

3.	CHANGES IN ACCOUNTING POLICIES

Effective October 1, 2007, the Company adopted the following accounting standards issued by the Canadian Institute of Chartered Accountants ("CICA"). These new standards have been adopted on a prospective basis with no restatement to prior period financial statements.

(a)	Accounting Changes (Section 1506)

This standard establishes criteria for changing accounting policies, together with the accounting treatment and disclosure of changes in accounting policies, changes in accounting estimates and correction of errors. As a result, changes in accounting policies are only permitted when required by a primary source of GAAP or when the change will result in more reliable and more relevant information. Changes in accounting estimates during the period resulting from the increase in the life of the Gibraltar mine are disclosed in notes 7 and 11.

(b)	Capital Disclosures (Section 1535)

This standard requires disclosure of an entity's objectives, policies and processes for managing capital, quantitative data about what the entity regards as capital and whether the entity has complied with any externally imposed capital requirements and, if it has not complied, the consequences of such non-compliance. These are presented in note 4(a).

TASEKO MINES LIMITED
Notes to Consolidated Financial Statements
For the three and twelve months ended September 30, 2008
(Unaudited – Expressed in thousands of Canadian dollars, unless stated otherwise)

(c)	Financial Instruments – Disclosure (Section 3862) and Presentation (Section 3863)

These standards replace CICA 3861, "Financial Instruments – Disclosure and Presentation". They increase the disclosures currently required, which will enable users to evaluate the significance of financial instruments for an entity's financial position and performance, including disclosures about fair value. In addition, disclosure is required of qualitative and quantitative information about exposure to risks arising from financial instruments, including specified minimum disclosures about credit risk, liquidity risk and market risk. The quantitative disclosures must provide information about the extent to which the entity is exposed to risk, based on information provided internally to the entity's key management personnel. These are presented in note 4(b).

(d)	New Accounting Standards Not Yet Adopted:

	(i)	Inventories (Section 3031)

This standard replaces the existing Section 3030 with the same title and will harmonize accounting for inventories under Canadian GAAP with International Financial Reporting Standards ("IFRS"). This standard requires that inventories be measured at the lower of cost and net realizable value, and includes guidance on the determination of cost, including the allocation of overheads and other costs. The standard also requires that similar inventories within a consolidated group be measured using the same method. It also requires the reversal of previous write-downs to net realizable value when there is a subsequent increase in the value of inventories. This new section is effective for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2008. The Company is currently evaluating the impact of this new standard.

	(ii)	Going Concern – Amendments to Section 1400

CICA Section 1400, "General Standards of Financial Statement Presentation", was amended to include requirements to assess and disclose an entity's ability to continue as a going concern. The new requirements are effective for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2008. The Company does not expect the adoption of these changes to have a material impact on its financial statements.

	(iii)	International Financial Reporting Standards ("IFRS")

In 2006, the Canadian Accounting Standards Board ("AcSB") published a new strategic plan that will significantly affect financial reporting requirements for Canadian companies. The AcSB strategic plan outlines the convergence of Canadian GAAP with International Financial Reporting Standards ("IFRS") over an expected five year transitional period. In February 2008, the AcSB announced that 2011 is the changeover date for publicly-listed companies to use IFRS, replacing Canadian GAAP. The date is for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. Due to the Company's change of fiscal year end to December 31, 2008, the transition date for the Company is January 1, 2011. Therefore, the IFRS adoption will require the restatement for comparative purposes of amounts reported by the Company for the year ended December 31, 2010. The Company is currently in the process of developing an IFRS conversion plan and evaluating the impact of the transition to IFRS.

TASEKO MINES LIMITED
Notes to Consolidated Financial Statements
For the three and twelve months ended September 30, 2008
(Unaudited – Expressed in thousands of Canadian dollars, unless stated otherwise)

(iv) Section 3064 – Goodwill and Intangibles

The AcSB issued CICA Handbook Section 3064 which replaces Section 3062, Goodwill and Other Intangible Assets, and Section 3450, Research and Development Costs. This new section establishes standards for the recognition, measurement, presentation and disclosure of goodwill subsequent to its initial recognition and of intangible assets. Standards concerning goodwill remain unchanged from the standards included in the previous Section 3062. The section applies to interim and annual financial statements relating to fiscal years beginning on or after October 1, 2008. The Company is currently evaluating the impact of this new standard.

4.	FINANCIAL INSTRUMENTS

(a)	Capital Management Objectives

The Company's primary objectives when managing capital are to safeguard the Company's ability to continue as a going concern, so that it can continue to provide returns for shareholders, and to have sufficient funds on hand for business opportunities as they arise.

The Company considers the components of shareholders' equity, as well as its cash and equivalents and convertible debt as capital. The Company manages its capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. In order to maintain or adjust the capital structure, the Company may issue equity, sell assets, or return capital to shareholders as well as issue or repay debt. The Company is not subject to significant externally-imposed capital requirements.

In order to facilitate the management of its capital requirements, the Company prepares annual expenditure budgets that are approved by the Board of Directors.

The Company’s investment policy is to invest its cash in highly liquid short-term interest-bearing investments, having maturity dates of three months or less from the date of acquisition, that are readily convertible to known amounts of cash.

There were no changes to the Company's approach to capital management during the three and twelve months ended September 30, 2008 and the Company expects its current capital resources will be sufficient to carry out its plans of operations.

As at September 30, 2008 and September 30, 2007, the Company had no foreign currency hedges or commodity hedges in place, and consequently, hedge accounting is not used.

(b)	Carrying Amounts and Fair Values of Financial Instrument

The carrying amounts of the Company's financial instruments approximate their fair values. The fair value of a financial instrument is the price at which a party would accept the rights and/or obligations of the financial instrument from an independent third party. Given the varying influencing factors, the reported fair values are only indicators of the prices that may actually be

TASEKO MINES LIMITED
Notes to Consolidated Financial Statements
For the three and twelve months ended September 30, 2008
(Unaudited – Expressed in thousands of Canadian dollars, unless stated otherwise)

realized for these financial instruments. The following tables show the estimated fair values of the Company's financial instruments.

	Estimated fair value as at
	September 30, 2008	September 30, 2007

Cash and equivalents	$20,282	$37,636
Restricted cash	4,400	4,400
Cash and equivalents	$24,682	$42,036

Accounts receivable	$6,747	$12,021
Advances to related party	–	807
Promissory note	75,969	74,436
Loans and receivables	$82,716	$87,264

Marketable securities and investments	$7,597	$18,542
Reclamation deposits	35,541	33,396
Available for sale financial assets	$43,138	$51,938

Total financial assets	$150,536	$181,238

The fair value of marketable securities and investments and reclamation deposits represents the market value of quoted investments.

The fair values of financial liabilities are as follows:

	Estimated fair value as at
	September 30, 2008	September 30, 2007

Accounts payable and accrued liabilities	$51,299	$30,435
Advances from related party	518	–
Capital leases	17,535	–
Convertible debt	30,305	41,008
Royalty obligation	64,006	65,416
	$163,663	$136,859

At September 30, 2008, all the Company's financial liabilities were classified as other financial liabilities and carried at amortized cost. The fair values of the convertible debt and royalty obligation were determined by discounting the stream of future payments of interest and principal at 14%, which approximates the estimated prevailing market rates for comparable debt instruments.

TASEKO MINES LIMITED
Notes to Consolidated Financial Statements
For the three and twelve months ended September 30, 2008
(Unaudited – Expressed in thousands of Canadian dollars, unless stated otherwise)

(c)	Financial Instrument Risk Exposure and Risk Management

The Company is exposed in varying degrees to a variety of financial instrument related risks. The Board approves and monitors the risk management processes, including treasury policies, counterparty limits, controlling and reporting structures. The types of risk exposure and the way in which such exposure is managed are provided as follows:

	(i)	Credit Risk

Credit risk is the risk of potential loss to the Company if the counterparty to a financial instrument fails to meet its contractual obligations. The Company's credit risk is primarily attributable to its liquid financial assets including cash and equivalents, restricted cash, reclamation deposits and accounts receivable. The Company limits exposure to credit risk on liquid financial assets through maintaining its cash and equivalents, restricted cash and reclamation deposits with high-credit quality financial institutions. The Company does not have financial assets that are invested in asset backed commercial paper.

Substantially all the Company's cash and equivalents are held with one major Canadian financial institution and its subsidiaries. The reclamation trust and the promissory note are each held at different financial institutions from the cash and equivalents.

	(ii)	Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company ensures that there is sufficient capital in order to meet short term business requirements, after taking into account cash flows from operations and the Company's holdings of cash and cash equivalents. The Company believes that these sources will be sufficient to cover the likely short and long term cash requirements. The Company's cash and equivalents are invested in business accounts and bankers acceptances, and which are available on demand for the Company's programs, and which are not invested in any asset backed deposits/investments.

	(iii)	Market Risk

The significant market risk exposures to which the Company is exposed are commodity price risk, foreign exchange risk, and interest rate risk.

	(iv)	Commodity Price Risk

The value of the Company's mineral resource properties is dependent on the price of copper, gold, molybdenum and niobium and the outlook for these minerals. The Company does not have any hedging or other commodity based risks with respect to its operations.

Market prices for these metals historically have fluctuated widely and are affected by numerous factors outside of the Company's control, including, but not limited to, levels of worldwide production, short-term changes in supply and demand, industrial and retail

TASEKO MINES LIMITED
Notes to Consolidated Financial Statements
For the three and twelve months ended September 30, 2008
(Unaudited – Expressed in thousands of Canadian dollars, unless stated otherwise)

demand, central bank lending, and forward sales by producers and speculators. There are certain other factors related specifically to gold.

The profitability of the Company's operations currently is highly correlated to the market price of copper and molybdenum. If copper prices decline for a prolonged period below the cost of production of the Company's operating mine, it may not be economically feasible to continue production.

(v)	Foreign Exchange Risk

The Company's revenues from the production and sale of copper and molybdenum are denominated in US dollars. The Company's concentrate treatment, refining, and transportation costs are substantially denominated in US dollars. However the Company's operating expenses are incurred primarily in Canadian dollars and its liabilities are denominated primarily in Canadian dollars. Consequently, the Company's operations are subject to currency transaction risk and currency translation risk.

The operating results and the financial position of the Company are reported in Canadian dollars. The fluctuation of the US dollar in relation to the Canadian dollar will, consequently, have an impact upon the reported profitability of the Company and may also affect the value of the Company's assets and liabilities.

The Company has not entered into any agreements or purchased any instruments to hedge possible currency risks at this time.

At September 30, 2008, the Company's financial assets held in the US dollars were:

Held in United States dollars
Carrying value	(stated in Canadian dollars)

Cash and equivalents	$15,573
Accounts receivable	1,678
Total financial assets	$17,251

At September 30, 2008, the Company's financial liabilities held in the US dollars were:

Held in United States dollars
Carrying value	(stated in Canadian dollars)

Accounts payable and accrued liabilities	$16,387
Convertible debt	30,305
Total financial liabilities	$46,692

TASEKO MINES LIMITED
Notes to Consolidated Financial Statements
For the three and twelve months ended September 30, 2008
(Unaudited – Expressed in thousands of Canadian dollars, unless stated otherwise)

(vi)	Interest Rate Risk

In respect of financial assets, the Company's policy is to invest cash at floating rates of interest, in cash equivalents, in order to maintain liquidity, while achieving a satisfactory return for shareholders. Fluctuations in interest rates impact on the value of cash equivalents and reclamation deposits, which are invested in Canadian provincial bonds.

In respect of financial liabilities, the royalty obligation is offset by an investment in a promissory note held by the Company. The convertible bonds carry a fixed interest rate of 7.125% per annum and as such are not subject to fluctuations in interest rate.

Reclamation deposits are held in Canadian provincial bonds with maturities of five years.

The exposure of the Company's financial assets to interest rate risk as at September 30, 2008 is as follows:

			Weighted
			average
		Weighted	period for
		average	which the
		effective	interest rate
		interest rate	is fixed
	Total	(percent)	(years)
Financial assets subject to floating interest rates	$100,651	3.9%	N/A
Financial assets subject to fixed interest rates	35,541	4.8%	5.5
Equity investments	7,597	N/A	N/A
Trade and other receivables	6,747	N/A	N/A
Total financial assets	$150,536

The exposure of the Company's financial liabilities to interest rate risk at September 30, 2008 is as follows:

			Weighted
			average
		Weighted	period for	Weighted
		average	which the	average
		effective	interest rate	period until
		interest rate	is fixed	maturity
	Total	(percent)	(years)	(years)
Financial liabilities subject to
floating interest rates	$64,006	1.8%	N/A	20
Financial liabilities subject to fixed
interest rates	47,840	7.1%	3.2	3.2
Other liabilities	51,817	N/A	N/A	N/A
Total financial liabilities	$163,663

TASEKO MINES LIMITED
Notes to Consolidated Financial Statements
For the three and twelve months ended September 30, 2008
(Unaudited – Expressed in thousands of Canadian dollars, unless stated otherwise)

5.	MARKETABLE SECURITIES AND INVESTMENTS

	As at September 30, 2008

		Unrealized
	Cost	gain (loss)	Fair value
Continental Minerals Corporation – common shares	$9,880	$(3,696)	$6,184
Investment in other public companies	3,135	(1,722)	1,413
	$13,015	$(5,418)	$7,597

	As at September 30, 2007

		Unrealized
	Cost	gain (loss)	Fair value
Continental Minerals Corporation – common shares	$9,880	$2,566	$12,446
Continental Minerals Corporation – warrants	3,118	(2,232)	886
Investment in other public companies	4,574	636	5,210
	$17,572	$970	$18,542

On February 20, 2008, the Continental Minerals Corporation ("Continental") warrants expired unexercised. To reflect this expiry, a mark-to-market loss of $886 (twelve months ended September 30, 2007 – loss of $2,232) was charged to operations.

As at September 30, 2008, the Company held 7,827,726 (2007 – 7,827,726) shares of Continental, a public company with certain directors in common with the Company.

6.	INVENTORY

	As at	As at
	September 30, 2008	September 30, 2007
Copper concentrate	$9,786	$6,623
Ore in-process	7,726	2,320
Copper cathode	526	605
Molybdenum	344	–
Product inventory	18,382	9,548
Materials and supplies	12,734	8,510
	$31,116	$18,058

TASEKO MINES LIMITED
Notes to Consolidated Financial Statements
For the three and twelve months ended September 30, 2008
(Unaudited – Expressed in thousands of Canadian dollars, unless stated otherwise)

7.	PROPERTY, PLANT AND EQUIPMENT

	As at September 30, 2008
		Accumulated	Net book
	Cost	Amortization	value
Property, plant and equipment:
Buildings and equipment	$6,114	$2,325	$3,789
Mine equipment	60,028	10,724	49,304
Plant and equipment	88,283	3,254	85,029
Vehicles	1,864	1,024	840
Computer equipment	3,390	2,796	594
Deferred pre-stripping costs	52,535	1,623	50,912
Construction in progress	63,751	–	63,751
Social assets	402	–	402
Assets under capital lease	17,633	2	17,631
Asset retirement costs	436	–	436
Property, plant and equipment – Gibraltar mine	$294,436	$21,748	$272,688
Other equipment and leasehold improvements	386	80	306
	$294,822	$21,828	$272,994

Mineral property interests:
Gibraltar Copper Mine			$16,230
Aley Niobium Property			8,343
Oakmont Ventures Ltd. (note 7(a))			7,520
Prosperity and Harmony properties			2
Total mineral property interests			$32,095

Asset retirement costs			(6,122)

Property, plant and equipment			$298,967

As at September 30, 2008, approximately $67,031 (September 30, 2007 – $52,887) of plant and equipment was under construction and not being amortized. Amortization recorded during the period reflected changes in accounting estimates during the period resulting from the increase in the life of the Gibraltar mine.

TASEKO MINES LIMITED
Notes to Consolidated Financial Statements
For the three and twelve months ended September 30, 2008
(Unaudited – Expressed in thousands of Canadian dollars, unless stated otherwise)

	As at September 30, 2007
		Accumulated	Net book
	Cost	amortization	value
Property, plant and equipment
Buildings and equipment	$6,115	$1,905	$4,210
Mine equipment	55,529	9,216	46,313
Plant and equipment	26,900	1,698	25,202
Vehicles	1,511	753	758
Computer equipment	3,178	2,225	953
Land	402	–	402
Deferred pre-stripping costs	32,949	–	32,949
Construction in progress	52,887	–	52,887
Asset retirement costs	1,426	–	1,426
Property, plant and equipment – Gibraltar mine	180,897	15,797	165,100
Other equipment	27	27	–
	$180,924	$15,824	165,100

Mineral property interests:
Gibraltar Copper Mine			10,062
Aley Niobium Property			8,343
Prosperity and Harmony properties			2
Total mineral property interests			18,407

Asset retirement costs			(6,609)

Total property, plant and equipment			$176,898

(a)	Purchase of Oakmont Ventures Ltd.

On May 2, 2008, the Company completed the acquisition of all the issued and outstanding shares in the capital of a private company, Oakmont Ventures Ltd. (“Oakmont”), whose sole asset is the 30% net profits interest in certain claims that are part of the Gibraltar mine property located adjacent to the Gibraltar East pit. The acquisition was completed through the issuance of 1,000,000 common shares of the Company at the value of $5.22 million. The acquisition was accounted for under the purchase method.

The following table summarizes the total purchase consideration of Oakmont:

Amount
Issuance of 1,000,000 common shares	$5,220
Payment of Oakmont’s liabilities	302
Total purchase consideration	$5,522

TASEKO MINES LIMITED
Notes to Consolidated Financial Statements
For the three and twelve months ended September 30, 2008
(Unaudited – Expressed in thousands of Canadian dollars, unless stated otherwise)

The total acquisition price has been allocated to the net assets acquired and liabilities assumed as follows:

Amount
Mineral property interests	$7,520
Current liabilities	(43)
Future income taxes	(1,955)
Total consideration paid, being cash, common shares and units	$5,522

The results of operations of this acquired company have been included in the Company’s consolidated financial statements from the date of the acquisition.

8.	RELATED PARTY TRANSACTIONS AND BALANCES

	Three months		Twelve months ended
Transactions	ended September 30		September 30
	2008	2007	2008	2007
Hunter Dickinson Services Inc.
Services rendered to the Company and its subsidiaries
and reimbursement of third party expenses	$2,006	$1,156	$7,731	$4,936

	As at	As at
Advances to (from):	September 30, 2008	September 30, 2007
Hunter Dickinson Services Inc.	$(518)	$807

Hunter Dickinson Services Inc. ("HDSI") (formerly Hunter Dickinson Inc.) is a private company owned equally by several public companies, one of which is Taseko. HDSI has certain directors in common with the Company and provides geological, corporate development, administrative and management services to, and incurs third party costs on behalf of, the Company and its subsidiaries on a full cost recovery basis.

TASEKO MINES LIMITED
Notes to Consolidated Financial Statements
For the three and twelve months ended September 30, 2008
(Unaudited – Expressed in thousands of Canadian dollars, unless stated otherwise)

9.	CAPITAL LEASE OBLIGATIONS

Included in property, plant and equipment are mining equipment that the Company acquired pursuant to three to four year capital lease agreements.

Capital lease obligations as detailed above are secured over plant and equipment and are repayable in monthly installments. Interest is charged at rates linked to the prevailing prime rate of the relative financial institution mentioned above.

Future minimum lease payments are as follows:

As at
September 30, 2008
2008	$1,504
2009	4,003
2010	4,003
2011	4,003
Thereafter until 2013	6,614
Total minimum lease payments	20,127
Less: interest portion	(2,592)
Present value of capital lease obligations	17,535
Current portion	(3,639)
Non-current portion	$13,896

TASEKO MINES LIMITED
Notes to Consolidated Financial Statements
For the three and twelve months ended September 30, 2008
(Unaudited – Expressed in thousands of Canadian dollars, unless stated otherwise)

10.	CONVERTIBLE DEBT

	September 30 2008	September 30 2007
Liability Component
Convertible Bonds – August 2006	$30,305	$26,693
Convertible Debenture – NVI (a)	–	14,315
Convertible Debt – Liability Component	$30,305	$41,008
Equity Component
Convertible Bonds – August 2006	$3,832	$3,832
Convertible Debenture – NVI (a)	–	9,823
Convertible Debt – Equity Component	$3,832	$13,655

(a)	Convertible Debenture – NVI Mining Ltd (formerly Boliden Westmin (Canada Limited)

On July 21, 1999, in connection with the acquisition of the Gibraltar mine, the Company issued a $17,000 interest-free debenture to NVI Mining Ltd. (formerly Boliden Westmin Canada Limited) (“NVI”). The debenture was due on July 21, 2009 and was convertible into common shares of the Company over a 10 year period commencing at a price of $3.14 per share in year one and escalating by $0.25 per share per year thereafter. NVI had the right to convert, in part or in whole from time to time, the debenture into fully paid common shares of the Company from year one to year ten.

On April 2, 2008, NVI issued a notice to the Company to convert the principal amount of the debenture of $17 million at an effective conversion rate of $5.14 per common share, which would have resulted in 3,307,393 common shares of the Company being issued to NVI. However, the Company had already filed an action in the Supreme Court of British Columbia in May 2006, seeking, among other relief, a right of set-off against the debenture in respect of damages owing from certain latent income tax liabilities that have been provisionally and conservatively quantified as the equivalent of 694,422 common shares. The Company therefore withheld 694,422 shares otherwise issuable pursuant to the conversion provision of the Debenture and issued the remainder of the common shares to NVI.

On April 28, 2008, NVI filed a Statement of Claim in the Supreme Court of British Columbia, naming Gibraltar and Taseko as defendants, and sought an order that Taseko issue the 694,422 common shares withheld from the conversion of the Debenture, or pay damages in lieu of issuing the shares.

On August 14, 2008, the Supreme Court of British Columbia rendered its judgment in favor of NVI and Taseko paid NVI a cash payment of $3.6 million in lieu of issuing the 694,422 common shares. Taseko continues to pursue its original claims against NVI in respect of damages owing from certain latent tax liabilities.

TASEKO MINES LIMITED
Notes to Consolidated Financial Statements
For the three and twelve months ended September 30, 2008
(Unaudited – Expressed in thousands of Canadian dollars, unless stated otherwise)

The continuity of the NVI convertible debenture is as follows:

Liability component:
Present value of convertible promissory note at issuance, at September 30, 2007	$14,315
Accretion, net of interest, for the period to April 9, 2008	750
Balance, April 9, 2008	15,065
Conversion, April 9, 2008	15,065
Liability component, September 30, 2008	–

Equity component:
Conversion right at September 30, 2007	9,823
Conversion, April 9, 2008	9,823
Equity component , September 30, 2008	–

Convertible debenture – NVI, September 30, 2008	$–

11.	SITE CLOSURE AND RECLAMATION OBLIGATIONS

The continuity of the provision for site closure and reclamation costs related to the Gibraltar mine is as follows:

Balance, September 30, 2007	$17,441
Changes during the period:
Reclamation incurred	(159)
Accretion	1,268
Additional site closure and reclamation obligation recognized	436
Reduction in the present value of reclamation obligation due to a revision in mine life	(3,839)
Balance, September 30, 2008	$15,147

During the twelve months ended September 30, 2008, the value of the underlying site closure and reclamation obligation was revised to reflect an increase in the life of the Gibraltar mine as well as an increased area of disturbance during the period. This change resulted in a revision to the timing of undiscounted cash flows associated with the carrying amount of the liability and a reduction in the present value of the site closure and reclamation obligation. The impact of these changes in estimates is as follows:

  a decrease of $3,839 (2007 – $7,593) in the present value of the reclamation obligation due to an extension in the mine life.

  a net increase of $436 (2007 – $4,449) in asset retirement costs included in property, plant and equipment.

  a gain of $2,413 (2007 – $4,570) resulting from a decrease in the asset retirement cost in excess of its carrying value.

TASEKO MINES LIMITED
Notes to Consolidated Financial Statements
For the three and twelve months ended September 30, 2008
(Unaudited – Expressed in thousands of Canadian dollars, unless stated otherwise)

The revised estimated reclamation costs, adjusted for estimated inflation at rates ranging from 2.2% to 2.5% per year, in 2026 dollars, are $77,000 (2007 – $68,400) and are expected to be spent over a period of approximately three years beginning in 2026. The credit-adjusted risk free rates at which the estimated future cash flows have been discounted are 7.1% to 10%, resulting in a net present value of $14,881 (2007 – $17,441).

Accretion for the twelve months ended September 30, 2008 of $1,268 (2007 – $1,777) was charged to the statement of operations.

12.	EQUITY FINANCINGS

In October 2007, the Company completed a short form prospectus offering of 7,115,385 common shares at a price of $5.20 per common share, and also granted to the underwriters an over- allotment option to purchase up to an additional 1,067,307 common shares at the same price, which over-allotment option was exercised in full, for aggregate gross proceeds to the Company of $42.5 million.

In November 2007, the Company completed a private placement financing of 1,455,100 common shares at a price of $5.20 per share for gross proceeds of $7.6 million.

13.	TREATMENT AND REFINING AGREEMENT

In April 2008, the Company entered into a six-year agreement commencing in the first fiscal quarter of 2009 and ending on December 31, 2014, with MRI Trading AG (“MRI”), a Swiss- based metal trading company, for the treatment and refining of Gibraltar copper concentrate. Under the terms of the agreement, Taseko has secured long-term, fixed, low cost rates for processing approximately 1.1 million tons of copper concentrate. The Company has the right to price payable copper within the concentrate based on a quotational period, declared prior to, and covering each ensuing calendar year.

Pursuant to this agreement, the Company also secured a US$30 million line of credit with MRI.

14.	OVERDRAFT FACILITY

During the period, the Company signed an overdraft facility with a Canadian financial institution for up to $10 million. The term of the facility bears interest at prime rate plus 1% and is secured against the Company’s accounts receivable.